PECHINEY   PLASTIC    PACKAGING,    INC.    ANNOUNCES   EARLY   TERMINATION   OF
HART-SCOTT-RODINO WAITING PERIOD REGARDING PENDING ACQUISITION OF JPS PACKAGING COMPANY

PARIS, November 13, 2000-- Pechiney (NYSE:PY) and JPS Packaging Company (NASDAQ:
JPSP) announced today that they received an early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to Pechiney's pending acquisition of JPS Packaging Company
(JPS).

As previously announced, Pechiney Plastic Packaging, Inc. (PPPI) and JPS have entered into a merger agreement pursuant to which PPPI and JPS Acquisition Corp., commenced on October 30, 2000, a tender offer for all outstanding shares of common stock of JPS at an offer price of $7.86 per share, net to the seller in cash. The offer is conditioned upon, among other things, JPS's shareholders tendering and not withdrawing prior to the expiration of the offer at least a majority of the shares of JPS's common stock on a fully diluted basis. The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on November 28, 2000, unless the offer is extended.

The tender offer may be extended on the terms and conditions stated in the Offer to Purchase, dated October 30, 2000, which is available from the Information Agent for the offer. J.P. Morgan Securities Inc. is acting as Dealer Manager for Pechiney's offer and Morrow & Co., Inc. is acting as Information Agent. Copies of Pechiney's tender offer materials can be obtained from the Information Agent by calling 800-607-0088.

JPS shareholders are urged to read the Tender Offer Statement, which has been filed by PPPI with the Securities and Exchange Commission ("SEC"), and the related Recommendation Statement filed by JPS with the SEC. These documents contain important information, which should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of JPS, at no expense to them, at the SEC's website, www.sec.gov.

Pechiney is an international manufacturer with core businesses in primary aluminum, aluminum fabricated products and high value-added packaging. Pechiney, which reported sales of 9.5 billion euros (approximately US $10.2 billion) in
1999, also manufactures ferroalloys and operates an international trade business. Its shares are traded on the Paris Stock Exchange; its ADRs are traded on the New York Stock Exchange.